Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes (2)	$535	$(375)	$(1,713)	$3,584	$1,080
Less: Equity earnings	(434)	(397)	(335)	(144)	(134)
Income (loss) from continuing operations before income taxes and equity earnings (2)	101	(772)	(2,048)	3,440	946
Add:
Fixed charges:
Interest incurred (1)	1,116	1,217	1,118	888	611
Rental expense representative of interest factor	11	11	10	9	11
Total fixed charges	1,127	1,228	1,128	897	622
Distributed income of equity-method investees	780	739	617	409	245
Less:
Interest capitalized	(33)	(38)	(74)	(141)	(101)
Total earnings as adjusted (2)	$1,975	$1,157	$(377)	$4,605	$1,712
Fixed charges	$1,127	$1,228	$1,128	$897	$622
Ratio of earnings to fixed charges	1.75	0.94	*	5.13	2.75

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Operations.

(2)
Includes a $2.544 billion non-cash gain in 2014 resulting from remeasuring our previous equity-method investment in ACMP to its preliminary acquisition-date fair value due to acquiring control of ACMP on July 1, 2014.

* Earnings were inadequate to cover fixed charges by $1,505 million for 2015.